USA VIDEO INTERACTIVE CORP.

July 15, 2005

RECEIVED
2005 JUL 26 P 1:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.

dw 7/26

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



July 15, 2005 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com)

The Company is pleased to announce that it has closed the private placement announced in its Press Release dated June 10, 2005. The Company has issued 5,600,000 common shares at an issue price of $0.055 US ($0.06875 Cdn.) per share and 5,600,000 warrants authorizing the holders to purchase one common share each at a price of $0.08 US ($0.10 Cdn.) per share exercisable on or before July 11, 2007. Edwin Molina, the President and Chief Executive Officer of the company, participated in the private placement, purchasing 250,000 units. As a result of this private placement, Edwin Molina will hold 4.8% of the Company's common shares, assuming that warrants attached to this financing are exercised. No other related parties participated in the private placement. The 5,600,000 common shares issued as part of the units and any shares issued upon exercise of the warrants are subject to a 12-month hold period, which ends on July 11, 2006. The completion of this private placement will not result in a change of control of the Company. No fee, commission or other compensation was paid in connection with this private placement. The private placement proceeds will be utilized for the ongoing marketing of USA Video's Video-on-Demand™ technology, completing the development of the Company's patent pending Digital Watermarking technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact **Edwin Molina** (860) 434 – 5535 ext.#125; contact@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

MediaSentinel™ is a trademark of USA Video Interactive Corp.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

# # #